Exhibit 99.5

Financial performance and capital strategy Richard Hanks Chief Financial Officer November 12, 2019

Forward - Looking Statements The accompanying materials contain certain forward - looking statements regarding Clarivate Analytics Plc (the “Company” or “Clarivate”), its financial condition and its results of operations, anticipated synergies and other future expectations . Forward - looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, if at all, such performance or results will be achieved . All of these statements, including the Company’s 2019 full - year guidance appearing under the heading “ 2019 outlook” below, are based on estimates and assumptions prepared by the Company’s management as of the date of this presentation that, although the Company believes to be reasonable as of such date, are inherently uncertain . These statements involve risks and uncertainties, including, but not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates . Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward - looking statements are more fully discussed under the caption “Risk Factors” in the prospectus Clarivate filed with the U . S . Securities and Exchange Commission (“SEC”) on September 9 , 2019 (SEC File No . 333 - 233590 ) (the “Prospectus”) , along with our other filings with the SEC .. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties . Forward - looking statements, including the Company’s 2019 full - year guidance, speak only as of the date the statements are made .. The Company undertakes no obligation to update or revise any of the forward - looking statements contained herein, whether as a result of new information, future events or otherwise . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make any additional updates with respect thereto or with respect to any other forward - looking statements . The consolidated financial information presented herein was based on certain assumptions and estimates, and may not necessarily reflect the results of operations that would have occurred if the Company had been a separate, standalone entity during the periods presented or the Company’s future results of operations . In addition, the estimated costs and anticipated cost savings presented herein, are based on management’s expectations, beliefs and projections, are subject to change and there can be no assurance that such expectations, beliefs or projections will be achieved . Non - GAAP Financial Measures – Non - GAAP reconciliations can be found on the Clarivate website This presentation contains financial measures which have not been calculated in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”), including Adjusted Revenues, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted EPS, Free Cash Flow and Standalone Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business . Although we believe these measures are useful for investors for the same reasons, these financial measures should not be considered as an alternative to GAAP financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity . In addition, these financial measures may not be comparable to similar measures used by other companies . We urge you to review Clarivate’s financial statements contained in the Prospectus and in any subsequently filed Form 6 - K . At the end of this presentation, we provide further descriptions of these non - GAAP measures and reconciliations of these non - GAAP measures to the corresponding most closely related GAAP measure Required Reported Data We are required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such terms are defined under our credit agreement, dated as of October 31 , 2019 , governing the Company’s term loan facility and revolving credit facility, as amended and/or supplemented from time to time (the “Credit Agreement”) and the indenture (the “Indenture”) governing the Company’s 4 . 50 % senior secured notes due 2026 (the “Notes”), respectively, pursuant to the reporting covenants contained in such agreements . In addition, management of the Company uses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements .

Business model provides clear path to long - term profitable growth Highly - recurring subscription revenue with high retention and revenue visibility Significant operating leverage from ‘build once, sell many times’ Low capital requirements allow high cash flow conversion and strong reinvestment capacity Attractive free cash flow profile support M&A and capital return = strong cash flow = capacity to reinvest + profitable incremental growth Recurring sales

Revenue is balanced by category, offering steady, long - term growth potential Science 56% IP 44% By product group Subscription 83% Transactional 17% By type YTD Sept. 2019 adjusted revenue by category EMEA 28% APAC 24% By geography Americas 48%

Recent revenue growth has been muted by our focus on TR separation but is improving $935 $951 2017 2018 2019E Adjusted revenue ($M) $962 - $995 0.7% 1.7% 2.9% mid - point Growth

$731 $755 $759 $767 $764 $783 $789 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q3 '19 Annual contract value 1 for subscription ($M) Our ACV gives good visibility to future growth $30M +3.9% 1 Prepared at constant currency

Focus on separation from TR pressured margins; now on a path to growth $320 $273 $290 - $310 34% 29% 30% 2017 2018 2019E Adjusted EBITDA ($M) and margin % Building out standalone infrastructure Driving platform optimization

8 Insert footer Shift from internal to external focus will drive revenue growth and operating efficiencies Inflection point

Revenue by quarter is trending up $232 $238 $236 $234 $242 $243 Q1 Q2 Q3 Adjusted revenue ($M) 2018 2019 2.1% 2.5% 3.6% Growth constant FX

Evidence of improving margins in 2019 $63 $68 $66 $59 $73 $77 Q1 Q2 Q3 Adjusted EBITDA ($M) and adjusted margin 2018 2019 decline increase increase Adjusted margins 27.3% 25.3% 28.3% 30.2% 28.1% 31.7%

Outward focus on customers will allow us to drive organic revenue growth of 4 to 6% exiting 2020 Pricing Retention rate Inside sales Consulting Sales force expansion Improve product UI and UX

Streamlining initiatives will help us to work smarter, scale quickly to achieve margin expansion Insource application development Facilities rationalization Re - platform with AI and machine learning Vendor rationalization renegotiation Headcount optimization

We will recognize financial outcomes from streamlining initiatives Run rate cash savings exiting 2020 $70 - $75M 1X cost to implement $60M Realized opex savings in 2020 $35 - $40M

Strong operating leverage and margin expansion opportunity Estimated adjusted EBITDA margin 1 expansion sensitivity (bps) Organic r evenue g rowth 2% 1% 2% 3% 4% 5% 6% +0% +55 +105 + 160 + 210 + 260 + 31 0 +1% - +55 + 105 +1 60 + 210 + 260 +2% (55) - +55 + 105 +1 55 + 205 +3% (110) (55) - + 55 + 105 +1 55 Base cost inflation 1 See the appendix for definition / reconciliation to adjusted EBITDA 2 Estimated figures based on ~85% flow through on incremental revenue growth

We are targeting a mid - 60s free cash flow conversion rate 60% 17% 23% 7% 7% 100% Adjusted EBITDA Capital expenses Interest Cash tax Change in working capital Free cash flow Free cash flow conversion rate • Stable capex ~5% of planned revenue • Lower cash interest due to 2019 refinancing • Cash taxes are low ~$25M • Working capital improvements driven by revamped quote to cash process

Capital strategy and return

• Announced buyout of tax receivable agreement for $200M • Completed secondary offering of 39.7M ordinary shares 1 held by private equity, together with other shareholders – Increases public float to 108M shares, 35% of shares outstanding – Reduces private equity ownership from 71% to 58% • Completed refinancing of debt capital structure – Improves weighted average cost of debt and extends maturity profile – Lowers interest expense by ~$18M per year We’ve accomplished a lot in a short time 1 Includes underwriter’s option to purchase additional ordinary shares

• Investing in: – Business transformation – Ongoing product and platform enhancements • Cash allocated to reducing leverage • Cash allocated to accretive M&A – Tuck - in acquisitions focused on proprietary databases servicing global markets – Scaled, well - timed strategic acquisitions Clarivate philosophy – capital allocation and return

Healthy balance sheet with solid credit ratings provides capital structure flexibility Balance sheet ($M) Q3 2019 Q4 2018 Cash $89 $26 Accounts receivable, net 227 331 Intangibles and goodwill 3,138 3,240 Total assets 3,650 3,709 Deferred revenue 352 408 Accts payable & accrued expenses 190 192 Tax receivable agreement 264 0 Debt 1,320 1,990 Total liabilities 2,277 2,659 Equity $1,372 $1,050 Credit metrics Debt / standalone adjusted EBITDA 4.1x 6.5x Net debt / standalone adjusted EBITDA 3.8x 6.4x Credit ratings Moody’s B2 – stable outlook B3 – stable outlook S&P B – positive outlook B – stable outlook

1 Based on shares granted and outstanding as of 9/30/2019 2 Company has call option for the warrants when stock trades at $18 per share for 20 days in a 30 - day period While dilution may increase, value to shareowners increases more Dilution (M, except per share data) $16.87 / share $18 / share $19 / share $20 / share Basic shares in issue 306 306 306 306 Management options 7.8 8.6 9.3 9.9 Dilution from public warrants 11 12.5 2 13.6 14.7 Dilution from private warrants 5.8 6.6 7.2 7.8 Incentive shares 7 Fully diluted 1 330.6 333.7 336.1 345.4 +16% +4%

Guidance

1 Adjusted revenue adds back $0.5M, $0.5M, $0.1M in 2019, 2019 pro forma, and 2020, respectively, in deferred revenues purchased accounting adjustment 2 Pro forma the divestiture of the Mark Monitor brand protection, antipiracy, and antifraud business, announced November 5, 201 9 Reaffirming 2019 outlook and introducing 2020 guidance ($M, except % and per share data) 2019 2019 pro forma 2 2020 Adjusted revenue 1 $ 962 - $995 $907 - $940 $950 - $970 % change YOY growth 1.2% - 4.6% 1.6% - 5.3% 2.8% - 5.0% Adjusted EBITDA $290 - $310 $290 - $310 $330 - $350 Adjusted EBITDA margin % 30% - 31% 32% - 33% 35% - 36% Adjusted free cash flow $111 $119 $195 - $210

= strong cash flow = capacity to reinvest + profitable incremental growth Recurring sales Clarivate’s purpose We believe human ingenuity can transform the world and improve our future.

24 Insert footer

• Business model with strong financial attributes • Fundamental assets are unmatched anywhere • Embedded in customers’ critical core workflows • Strong, purpose - based culture in place • Multiple initiatives enabling us to continue to focus, simplify and execute • Critical levers to drive growth and profitability As we build on our solid foundation, there are very large opportunities ahead The Clarivate way

= strong cash flow = capacity to reinvest + profitable incremental growth Recurring sales Clarivate’s purpose We believe human ingenuity can transform the world and improve our future.

27 Insert footer

Appendix – Non - GAAP reconciliations

Non GAAP Reconciliation - Revenues, net to Adjusted revenues (in millions) Low High Low High Low High Revenues, net $ 961.5 $ 994.5 $ 961.5 $ 995.5 $ 949.9 $ 969.9 Deferred revenues adjustment (2) 0.5 0.5 0.5 0.5 0.1 0.1 Revenue attributable to business sold n/a n/a (55.0) (56.0) n/a n/a Adjusted revenues $ 962.0 $ 995.0 $ 907.0 $ 940.0 $ 950.0 $ 970.0 Year Ending December 31, 2019 (Forecasted) Year Ending December 31, 2019 (Pro Forma Forecasted) (1) Year Ending December 31, 2020 (Forecasted) (1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019. (2) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

Non - GAAP Reconciliation - Net Income to Adjusted EBITDA Low High Low High Low High (in millions) Net (loss) income (2) $ (170.5) $ (158.5) $ (166.6) $ (154.6) $ 2.3 $ 16.3 Benefit for income taxes 12.4 12.4 12.4 12.4 14.7 14.7 Depreciation and amortization 189.0 191.0 189.0 191.0 193.0 194.0 Interest, net 125.0 126.0 125.0 126.0 81.0 82.0 Transition Services Agreement costs (3) 10.0 11.0 10.0 11.0 (4.0) (5.0) Transition, transformation and integration expense (4) 97.0 98.0 97.0 98.0 38.0 39.0 Deferred revenue adjustment (5) 0.5 0.5 0.5 0.5 - 1.0 Transaction related costs (6) 13.0 14.0 13.0 14.0 1.0 2.0 Share-based compensation expense (7) 48.0 49.0 48.0 49.0 4.0 5.0 Operating margin attributable to business sold (8) n/a n/a (3.9) (3.9) n/a n/a Legal settlement (39.4) (39.4) (39.4) (39.4) - - Other (9) 5.0 6.0 5.0 6.0 - 1.0 Adjusted EBITDA $ 290.0 $ 310.0 $ 290.0 $ 310.0 $ 330.0 $ 350.0 Year Ending December 31, 2019 (Forecasted) Year Ending December 31, 2019 (Pro Forma Forecasted) (1) Year Ending December 31, 2020 (Forecasted) (1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019. (2) Net (loss) income does not include the effect of the Company's recent debt refinancing that closed in October 31, 2019 or the related impact on tax.

Non - GAAP Reconciliation - Net Income to Adjusted EBITDA (continued) (9) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments. (7) Share-based comensation expense for the year ending December 31, 2019 includes vesting, issuance and modification of equity awards while the year ending December 31, 2020 includes only the amortization of expense for awards granted as of September 30, 2019. This does not include any future expense related to new options granted under the 2019 plan or the vesting of any outstanding awards triggered by a market performance measure. (8) Reflects the MarkMonitor product line's operating margin, excluding amortization and depreciation, prior to its divestiture in December 2019. (3) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs decreased substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure. In 2020, this income is related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets. (4) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the May 2019 merger transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology. (5) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction. (6) Includes consulting and accounting costs associated with the May 2019 merger transaction, the sale of the IPM product line, the sale of certain assets of the MarkMonitor product line and tuck-in acquisitions.

Non - GAAP Reconciliation - Adjusted EBITDA Margin Low High Low High Low High Adjusted revenues $ 962.0 $ 995.0 $ 907.0 $ 940.0 $ 950.0 $ 970.0 Adjusted EBITDA $ 290.0 $ 310.0 $ 290.0 $ 310.0 $ 330.0 $ 350.0 Adjusted EBITDA Margin 30% 31% 32% 33% 35% 36% Year Ending December 31, 2019 (Forecasted) Year Ending December 31, 2019 (Pro Forma Forecasted) (1) Year Ending December 31, 2020 (Forecasted) (1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019.

Non-GAAP Reconciliation- Adjusted Free Cash Flow

	Year Ending December 31, 2019 (Forecasted)		Year Ending December 31, 2019 (Pro Forma Forecasted) (1)		Year Ending December 31, 2020 (Forecasted)	
	Low	High	Low	High	Low	High
(in millions)						
Net cash provided by operating activities	$ 80.3	$ 102.3	$ 80.3	$ 102.3	$ 203.8	$ 227.8
Capital expenditures	$ (55.0)	$ (60.0)	$ (47.0)	$ (52.0)	$ (43.8)	$ (53.8)
Free Cash Flow	$ 25.3	$ 42.3	$ 33.3	$ 50.3	$ 160.0	$ 174.0
Transition Services Agreement costs (2)	$ 10.0	$ 11.0	$ 10.0	$ 11.0	$ (4.0)	$ (5.0)
Transition, transformation and integration expense (3)	$ 97.0	$ 98.0	$ 97.0	$ 98.0	$ 38.0	$ 39.0
Transaction related costs (4)	$ 13.0	$ 14.0	$ 13.0	$ 14.0	$ 1.0	$ 2.0
Legal Settlement	$ (45.3)	$ (45.3)	$ (45.3)	$ (45.3)	$ -	$ -
Adjusted Free Cash Flow	$ 100.0	$ 120.0	$ 108.0	$ 128.0	$ 195.0	$ 210.0

(1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019.

(2) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs decreased substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure. In 2020, this income is related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets.

(3) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the May 2019 merger transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

(4) Includes consulting and accounting costs associated with the merger transactions in 2019, the sale of the IPM product line, the sale of certain assets of the MarkMonitor product line and tuck-in acquisitions.

Clarivate Analytics